UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 28, 2016 (October 27, 2016)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

975 HOOPER AVENUE, TOMS RIVER, NEW JERSEY 08753

(Address of principal executive offices, including zip code)

(732)240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

ITEM 8.01	OTHER EVENTS

On October 27, 2016, OceanFirst Bank, the banking subsidiary of OceanFirst Financial Corp. (the “Company”), received regulatory approval from the Office of the Comptroller of the Currency to merge with Ocean City Home Bank in connection with the Company’s previously announced pending merger (the “Transaction”) with Ocean Shore Holding Co. (“Ocean Shore”), the parent of Ocean City Home Bank, pursuant to the Agreement and Plan of Merger, dated as of July 12, 2016, by and among the Company, Ocean Shore and Masters Merger Sub Corp., a wholly-owned subsidiary of the Company. The Transaction remains subject to the satisfaction of other customary closing conditions, including the requisite approvals of each of the Company’s and Ocean Shore’s stockholders. Each of the Company and Ocean Shore has called a special meeting of each such company’s stockholders for November 22, 2016 to consider and vote upon the requisite stockholder approvals. If the stockholders of the Company and Ocean Shore grant such approvals, the Company anticipates the closing to occur on or about November 30, 2016.

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. The Company does not assume any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that the Company anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in the Company’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in the Company’s and Ocean Shore’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, the Company’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving the Company and Ocean Shore. This material is not a solicitation of any vote or approval of the Company’s or Ocean Shore’s stockholders and is not a substitute for the joint proxy statement/prospectus or any other documents which the Company and Ocean Shore may send to their respective stockholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, the Company has filed with the SEC and the SEC has declared effective, a definitive Registration Statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed Transaction. Before making any voting or investment decision, the respective investors and stockholders of the Company and Ocean Shore are urged to carefully read the entire joint proxy statement/prospectus that the Company and Ocean Shore have mailed to their respective stockholders and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Company, Ocean Shore and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of the Company’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Copies of the joint proxy statement/prospectus may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Jill Apito Hewitt, Senior Vice President and Investor Relations Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Steven J. Tsimbinos
Name:	Steven J. Tsimbinos
Title:	General Counsel & Executive Vice President

Dated: October 28, 2016